Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Fiscal years ended December 31,
	2006		2005		2004		2003	2002

Income (loss) from continuing operations,before taxes and minority interest	$212,405		$71,069		$52,579		$(12,745)	$47,380

Fixed charges:
Total interest including amortization of debt discount and issue costs and amounts capitalized	$157,278		$145,467		$145,521		$151,568	$153,169
Rentals	3,932		3,969		5,274		3,517	3,018
Total fixed charges	$161,210		$149,436		$150,795		$155,085	$156,187

Earnings before income or loss from equity earnings plus fixed charges less capitalized interest	$373,002		$220,552		$203,469		$142,528	$203,486

Ratio of earnings to fixed charges (a)	2.3	x	1.5	x	1.3	x	—	1.3	x

(a) Due to losses during the fiscal year ended December 31, 2003, the ratio coverage for that period was less than 1:1. The coverage deficiency was $26.6 million.